UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933
For the transition period from _____ to _____
Commission file number 1-12080
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Post Properties, Inc.
2005 Non-Qualified Employee
Stock Purchase Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Properties, Inc
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

POST PROPERTIES, INC.
2005 NON-QUALIFIED EMPLOYEE
STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of Post Properties, Inc.
2005 Non-Qualified Employee Stock Purchase Plan:
We have audited the accompanying statements of financial condition of the Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan as of December 31, 2007 and 2006, and its income and changes in plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Atlanta, Georgia
March 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan
In our opinion, the accompanying statement of income and changes in plan equity presents fairly, in all material respects, the income and changes in plan equity of the Post Properties, Inc. 2005 Non-Qualified Employee Stock Purchase Plan (the “Plan”) for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
March 15, 2006

POST PROPERTIES, INC.
2005 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2007	2006
PLAN ASSETS
Receivable from Post Apartment Homes, L.P	$478,886	$452,478

LIABILITIES
Obligation to purchase Post Properties, Inc. common stock and issue refunds	478,886	452,478

PLAN EQUITY	$—	$—

See notes to financial statements.

POST PROPERTIES, INC.
2005 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year ended December 31,
	2007	2006	2005
ADDITIONS:
Participant contributions	$717,653	$688,667	$677,430

DEDUCTIONS:
Purchases of Post Properties, Inc. common stock and refunds to Plan participants	(691,245)	(693,495)	(220,124)
Change in obligation to acquire Post Properties, Inc. common stock and issue refunds	(26,408)	4,828	(457,306)

PLAN EQUITY AT END OF YEAR	$—	$—	$—

See notes to financial statements.

POST PROPERTIES, INC.
2005 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES
Post Properties, Inc. (the “Company” or “Post”) established the 2005 Non-Qualified Employee Stock Purchase Plan (the “Plan”) to encourage stock ownership by eligible directors and employees. The Plan is administered by the Executive Compensation and Management Development Committee of the Company’s Board of Directors.
The financial statements have been prepared on the accrual basis of accounting. All expenses incurred in the administration of the Plan are paid by the Company and are excluded from these financial statements.
The obligation to acquire Post Properties, Inc. common stock and issue refunds represents the accrual basis increase/decrease in the receivable from Post Apartment Homes, L.P., the Company’s primary operating subsidiary (the “Operating Partnership”) as the Plan is required to purchase Post Properties, Inc. common stock and issue refunds with such assets.
NOTE 2 — THE PLAN
The Plan became effective as of January 1, 2005, replacing the Company’s 1995 Employee Stock Purchase Plan which was terminated in December 2004. Under the Plan, eligible participating employees and directors of the Company can purchase Common Stock at a discount (up to 15% as set by the Executive Compensation and Management Development Committee of the Company’s Board of Directors) from the Company through salary withholding or cash contributions. Aggregate shares issuable under the Plan total 300,000. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), nor is it intended to qualify for special tax treatment under Section 401(a) of the Internal Revenue Code.
Directors who have been a member of the Board of Directors for at least one full calendar month and full-time employees who have been employed a full calendar month are eligible to participate in the Plan. Eligible directors and employees (the “Participants”) may contribute in cash or as a specific percentage of their compensation to the Plan. The maximum contribution which a Participant can make for purchases under the Plan for any calendar year is $100,000. All contributions to the Plan are held in the general assets of Operating Partnership.
At the end of each purchase period, the amounts accumulated for each participating individual are automatically applied to the purchase of Post common stock. The purchase price of the shares of common stock is equal to 85% (or such higher percentage set by the Executive Compensation and Management Development Committee) of the lesser of the closing price per share of Post common stock on the first trading day of each six month purchase period or the closing price per share of Post common stock on the last trading day of each six month purchase period. At December 31, 2007 and 2006, the number of participants in the Plan totaled 133 and 136, respectively.
All common stock of the Company purchased by Participants pursuant to the Plan may be voted by the

Participants or as directed by the Participants.
The Plan does not discriminate, in scope, terms, or operation, in favor of officers or directors of the Company and is available, subject to the eligibility rules of the Plan, to all employees of the Company on the same basis. Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Upon the termination of employment with the Company or upon the termination of the Plan, all payroll deductions not used to purchase Common Stock would be refunded to participants.
NOTE 3 — FEDERAL INCOME TAXES
The Plan is not subject to Federal income taxes. The difference between the fair market value of the shares acquired under the Plan, and the amount contributed by the Participants is treated as ordinary income to the Participants for Federal and state income tax purposes. Accordingly, the Company withholds all applicable taxes from the employees’ compensation. The fair market value of the shares is determined as of the stock purchase date.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 24, 2008	The 2005 Non-Qualified Employee Stock Purchase Plan
	By:	Post Properties, Inc.,
Plan Administrator

/s/ Linda J. Ricklef
Linda J. Ricklef
Senior Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of PricewaterhouseCoopers LLP